SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 01, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	1 February 2017	To:	31 July 2017
Balance of unallotted securities under scheme(s) from previous return:		-27,960
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		30,0000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,040

Name of contact:	Vickie Reuben
Telephone number of contact:	01923 477410

SIGNED BY      Vickie Reuben, Deputy Company Secretary

             for and on behalf of

             Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	1 February 2017	To:	31 July 2017
Balance of unallotted securities under scheme(s) from previous return:		94,213
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		5,174
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		89,039

Name of contact:	Vickie Reuben
Telephone number of contact:	01923 477410

SIGNED BY      Vickie Reuben, Deputy Company Secretary

                            for and on behalf of

             Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	1 February 2017	To:	31 July 2017
Balance of unallotted securities under scheme(s) from previous return:		3,839
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,693
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,146

Name of contact:	Vickie Reuben
Telephone number of contact:	01923 477410

SIGNED BY      Vickie Reuben, Deputy Company Secretary

             for and on behalf of

             Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 February 2017	To:	31 July 2017
Balance of unallotted securities under scheme(s) from previous return:		1,214,540
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		500,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		347,792
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,366,568

Name of contact:	Vickie Reuben
Telephone number of contact:	01923 477410

SIGNED BY      Vickie Reuben, Deputy Company Secretary

             for and on behalf of

             Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 February 2017	To:	31 July 2017
Balance of unallotted securities under scheme(s) from previous return:		310,759
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		49,527
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		261,232

Name of contact:	Vickie Reuben
Telephone number of contact:	01923 477410

SIGNED BY      Vickie Reuben, Deputy Company Secretary

                          for and on behalf of

                          Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 February 2017	To:	31 July 2017
Balance of unallotted securities under scheme(s) from previous return:		294,176
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		58,284
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		235,892

Name of contact:	Vickie Reuben
Telephone number of contact:	01923 477410

SIGNED BY      Vickie Reuben, Deputy Company Secretary

                          for and on behalf of

                          Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 01, 2017

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary